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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

May 20, 2025

VIA EDGAR

Karen Rossotto

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset High Income Fund II Inc. (the “Fund”)

File Nos. 811-08709; 333-285996

Dear Ms. Rossotto and Mr. Manion:

On behalf of Western Asset High Income Fund II Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 1, 2025 and April 23, 2025 relating to the above referenced Registration Statement originally filed with the Commission on March 21, 2025, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	May 20, 2025

Accounting Comments Received on April 1, 2025

1.	Please ensure the fee table in the “Summary of Fund Expenses” section is updated to reflect the most recent financial information included in the Fund’s annual report as filed on Form N-CSR.

The Fund confirms it will revise its disclosure in the fee table in the “Summary of Fund Expenses” section to reflect the most recent financial information.

2.	Please ensure any contractual fee waivers are included in the fee table in the “Summary of Fund Expenses” section.

The Fund confirms it currently does not have any contractual fee waivers. Nevertheless, the Fund confirms that it will include in the fee table in the “Summary of Fund Expenses” section any contractual fee waivers that have a term of at least one year to the extent the Fund has such a waiver in the future.

3.	Please ensure all items are completed before effectiveness, including the “Financial Highlights” section and the “Independent Registered Public Accounting Firm” section.

The Fund confirms it will ensure all items are completed before effectiveness.

4.	Please note the financial statements and financial highlights are subject to the consent of the Fund’s independent registered public accounting firm.

The Fund confirms that the consent of the Fund’s independent registered public accounting firm will be filed as an exhibit in a subsequent pre-effective amendment to the Registration Statement.

Legal Comments Received on April 23, 2025

5.	The Fund’s financial statements include Fund distributions consisting of a return of capital. Please add disclosure as such on the cover page of the Registration Statement.

The Fund’s distributions have at times included a return of capital. The Fund confirms it will revise the disclosure regarding Fund distributions consisting of a return of capital as described in the above comment.

6.

Note 5 of the Fund’s semi-annual report to shareholders on Form N-CSR states that, pursuant to its Margin Loan and Security Agreement with the Bank of America, N.A., the Fund pays interest on borrowings calculated based on the Secured Overnight Financing Rate ("SOFR") plus applicable margin. Please revise the disclosure in the prospectus to include this information and, to the extent material, discuss how changes to SOFR or other economic variables impact or may impact the Fund’s returns, risk and how the Fund’s strategy is implemented.

Securities and Exchange Commission	May 20, 2025

The Fund confirms it will include disclosure as described in the above comment.

7.	On page 4 of the prospectus summary in the section titled “Leverage,” please include a definition for “total net assets” consistent with the definition on the cover page of the Registration Statement.

The Fund confirms it will include disclosure as described in the above comment.

8.

On page 45 of the prospectus under “Risks—Tax Risks” with respect to the disclosure about debt instruments that may have been issued with original issue discount (“OID”), please add risk disclosure for OID and pay-in-kind (“PIK”) investments, as appropriate, or state that investing in such securities is not a principal investment strategy of the Fund.

The Fund confirms that OID and PIK instruments are not principal investment strategies of the Fund.

9.

On page S-8 of the preliminary prospectus supplement under “Over-Subscription Privilege,” please add back disclosure from the Fund’s prior registration statement with respect to how the over-subscription privilege impacts non-participating common stockholders.

The Fund confirms it will include disclosure on over-subscription privilege as described in the above comment.

10.

On page 2 of the statement of additional information under “Investment Restrictions,” please provide the rationale for the deletion of the description with respect to how the Fund treats investments in private activity municipal debt securities for purposes of its concentration policy.

The Fund confirms it will include disclosure as to the Fund’s treatment of investments in private activity municipal debt securities as described in the above comment. The deletion of this language from the prior Registration Statement was inadvertent.

*  *   *  *  *  *  *  *

Securities and Exchange Commission	May 20, 2025

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Ryan P. Brizek, Simpson Thacher & Bartlett LLP